January 16, 2026

David Meniane
Chief Executive Officer
CarParts.com, Inc.
2050 W. 190th Street, Suite 400
Torrance, California 90504

       Re: CarParts.com, Inc.
           Registration Statement on Form S-3
           Filed January 14, 2026
           File No. 333-292736
Dear David Meniane:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services